Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets out our ratios of earnings to fixed charges for each of the five years ended 31 December 2015, 2014, 2013, 2012 and 2011 based on information derived from our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended 31 December
	2015	2014	2013	2012(1)	2011(1)
Earnings:
Profit from operations before taxes and share of results of associates	12,451	13,792	18,240	10,380	9,062
Add: Fixed charges (below)	2,200	2,366	2,389	2,361	3,702
Less: Interest capitalized (below)	28	39	38	57	110

Total earnings	14,623	16,119	20,591	12,684	12,654

Fixed charges:
Interest expense and similar charges	1,805	1,969	2,005	2,008	3,216
Accretion expense	289	266	261	209	286
Interest capitalized	28	39	38	57	110
Estimated interest portion of rental expense	78	92	85	87	90

Total fixed charges	2,200	2,366	2,389	2,361	3,702

Ratio of earnings to fixed charges	6.65	6.81	8.62	5.37	3.42

Notes:

(1)	2011 and 2012 as reported, adjusted to reflect the changes on the segment reporting.

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense.

We did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.